------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              dated September 2003


                                WORLD GAMING PLC
                                ----------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                                       ---
                       (Translation of Registrant's Name)


                                47 Castle Street
                                Reading, England
                            -------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X         Form 40-F
                    -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                    No    X
              -----                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

 ------------------------------------------------------------------------------

EXPLANATORY NOTE:

Attached hereto as an exhibit to this Form 6-K are the Registrant's unaudited consolidated financial statements at and for the three-month and six-month periods ended June 30, 2003, and related Management's Discussion and Analysis of Financial Condition and Results of Operations.

The document set forth as an exhibit to this Form 6-K is incorporated herein by reference




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    September 11, 2003

                                        WORLD GAMING PLC



                                        By:    /s/ A. Daniel Moran
                                               -----------------------
                                        Name:  Anthony Daniel Moran
                                        Title: CEO

                                  EXHIBIT INDEX


Exhibit           Description of Exhibit
-------           ----------------------

   1 Registrant's Financial Statements for the three months and six months ended June 30, 2003

                                                                       EXHIBIT 1

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
     (All dollar amounts in thousands of US dollars, except per share data)

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this document, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
     (All dollar amounts in thousands of US dollars, except per share data)

OVERVIEW

World Gaming Plc ("World Gaming" or the "Company") is a holding company incorporated under the laws of England and Wales that, through its subsidiaries, is a developer, licensor and provider of online gaming products, including casino, sportsbook and pari-mutuel betting.

Starnet Systems International Inc., a wholly-owned subsidiary of the Company incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Inphinity Interactive Inc., a wholly-owned subsidiary of the Company, incorporated and operating out of British Columbia, Canada, develops gaming software and web pages. Another wholly-owned subsidiary World Gaming Services Inc., also incorporated and operated out of Antigua, ceased operations as an internet casino with effect from May 31, 2003. The cessation of these operations did not have a material impact on the financial results of the Company.

FINANCIAL RESULTS

The following tables set out selected consolidated information from the statements of operations for the three months ended June 30, 2003 and June 30, 2002, the six months ended June 30, 2003 and June 30, 2002 and the balance sheets as at June 30, 2003 and at December 31, 2002:


                  SELECTED STATEMENT OF OPERATIONS INFORMATION
                                   (UNAUDITED)

                                     For the three             For the six
                                     months ended              months ended
                                 ---------------------     --------------------
                                 June 30,     June 30,     June 30,    June 30,
                                   2003         2002         2003        2002
                                 --------     --------     --------    --------

Net Sales ...................    $  2,986     $  2,655     $  7,523    $  7,176
Gross Profit ................       2,654        2,349        6,617       6,266
Expenses including interest .       2,911        5,328        6,473      10,218
Net (Loss)/Profit ...........        (236)      (2,942)         205      (3,847)


                       SELECTED BALANCE SHEET INFORMATION

                                             June 30, 2003     December 31, 2002
                                              (Unaudited)
                                             -------------     -----------------

Working Capital .......................        $ (3,605)           $ (5,581)
Total Assets ..........................           7,054               8,377
Total Loans & Capital Lease Obligations          (4,310)             (3,804)
Accumulated Deficit ...................         (26,477)            (26,681)
Total Stockholders' Equity ............          (2,097)             (3,545)

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
     (All dollar amounts in thousands of US dollars, except per share data)

Total revenues for the quarter ended June 30, 2003 increased by $331 (12.5%) to $2,986 compared to $2,655 for the same period last year. For the six months ended June 30, 2003, revenues increased by $347 (4.8%) to $7,523 compared to $7,176 for the same period last year. Net loss for the quarter ended June 30, 2003 was $236 or $0.01 per share compared to a net loss of $2,942 or $0.09 per share for the corresponding period last year. Net profit for the six months ended June 30, 2003 was $205 or $0.01 per share compared to a net loss of $3,847 or ($0.11) per share for the same period last year.

The Company experienced a 26 percent increase in royalty revenues during the quarter and 22 percent year-to date when compared to the same periods last year. On a comparative basis, the Company's licensees have experienced a stronger net win on the Sportsbook product as compared to the first half of 2002. In particular, May last year was a very low yielding month for licensees. The net win margin enjoyed by our licensees is subject to fluctuation primarily on the Sportsbook product due to the unknown outcomes of sporting events offered. The return to a more normalized net win throughout the second quarter of this year combined with higher average amounts wagered per bet with licensees as discussed below, has enabled the Company to grow royalty revenue despite a small decline in total amounts wagered with our licensees.

Similar to the first quarter of 2003, the value of average amounts wagered with licensees continued to climb a further 13% in the quarter when compared to the same period last year. The increase in amounts wagered has been driven by enhanced and increased product offerings including the release of the Casino
3.3.1 product.

Transaction processing related revenues continued its decline in the second quarter of 2003 decreasing 34 per cent for the three-month period to $214 from $323 during the same period last year. Transaction processing revenues decreased 36 percent for the six-month period ended June 30, 2003 to $461 from $725 during the same period last year. Many of our major licensees continue to assume responsibility for their own merchant processing. The Company continues to seek new processing methods for its licensees and remains committed to developing necessary payment gateways to increase capture rates on funds deposited with licensees.

There was no new licensing revenue for the quarter as the Company continued to focus on existing licensees.

The gross margin continued a stronger trend in the second quarter at 88.9 per cent as compared to 88.5 percent for the same quarter last year. For the six-month period ended June 30, 2003 the gross margin was 88 percent compared to
87.3 percent for the same period last year. This is primarily as a result of increased royalty revenues in the quarter while maintaining a stable direct cost base. The revenue mix has also changed marginally with the reduction of revenues from transaction processing and reselling of gaming licences. Direct costs for these revenue sources have historically been higher than those associated with royalty revenue.

Operating expenses decreased 45 per cent to $2,911 during the second quarter of this year compared to $5,328 for the same period last year. For the six-months ended June 30, 2003, operating expenses decreased 37 per cent to $6,473 from $10,218 for the same period last year. The decrease was primarily due to the following:

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
     (All dollar amounts in thousands of US dollars, except per share data)

      o bad debts in the second quarter were $Nil compared to $862 for the same period last year. Last year the Company experienced significant write-offs in failed transaction processing routes. The improvement in due diligence procedures and sharing risk with licensees has resulted in a significant reduction in this cost for the year to date;

      o a 35% reduction in corporate overhead, or a reduction of $491 when compared to the same period last year primarily as a result of immediate cost management measures implemented in the second quarter, most significantly in the areas of salary and communication costs;

      o Settlement of legal disputes in the quarter enabled the Company to write-back $300 of previously accrued costs; and

      o the elimination of the Company's direct sales force and marketing team which was completed during the third quarter of 2002 and which contributed to $488 of the costs during the second quarter of 2002.

Concerted efforts in reducing the Company's cost base are continuing notwithstanding the Company's commitment to continue investing in enhanced infrastructure and product offerings for its existing licensees.

REGULATORY DEVELOPMENTS

Early in the 108th Congress, U.S. Congressman Jim Leach (R-IA) introduced HR 21, the Unlawful Internet Gambling Funding Prohibition Act, which was based on similar legislation that he introduced in the 107th Congress. This legislation attempts to prohibit Internet gambling by forbidding the use of credit instruments of United States banks from being used to make bets or wagers over the Internet. Shortly afterwards, U.S. Senator Jon Kyl (R-AZ) introduced similar legislation, S. 627, in the U.S. Senate. In June of 2003, HR 21 was reintroduced as HR 2143 by U.S. Congressman Spencer Bachus (R-AL) without any civil and criminal sanctions in order to bypass the U.S. House of Representatives Committee on Judiciary. After a very close vote on an amendment to HR 2143, the House of Representatives passed that legislation. In late July 2003, the U.S. Senate's Committee on Banking voted to report an altered version of S. 627. We will continue to monitor this situation since the passage of this legislation could have a substantial impact on the business of our licensees and ultimately the Company.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2003, the Company had $2,213 in cash and cash equivalents up from $1,753 at December 31, 2002. The increase in cash was primarily as a result of a $1,500 investment received in April 2003 from Goodison Park Ltd. Cash was used to settle many of the Company's most urgent financial commitments as explained below.

The investment by Goodison Park, a wholly owned subsidiary of Sportingbet PLC, was satisfied through the acquisition of 5,000,000 ordinary shares of World Gaming Plc at $0.12 and an unsecured convertible loan note due in April 2005 in the amount of $900. If the convertible loan note is converted into shares, Sportingbet PLC would then have voting control over 40% of the issued share capital the Company.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
     (All dollar amounts in thousands of US dollars, except per share data)

During the second quarter of 2002, the Company's accounts payable balances declined by $1,092 or $1,586 during the first six months of 2003. This decline was due to the utilization of part of the funds received from the Goodison Park investment in April 2003 to settle many pressing outstanding payable balances.

In addition, accounts receivable decreased by $818 and $2,187 during the second quarter and first six months of 2003. This decrease is primarily as a result of higher collections towards the beginning of the second quarter from royalties earned on the significant number of sporting events in March 2003.

Accounts receivable at June 30, 2003 consisted primarily of royalties due from operating licensees which are usually collected towards the end of the following month.

The Company also had reserves held by credit card processors totalling $833 at June 30, 2003 as compared to $653 at the end of 2002, for an increase of $180. These funds are held as rolling reserves and are typically released to the Company after six months. While much of the Company's transaction processing responsibility has transferred directly to licensees, there are still collections to be made on outstanding reserves.

Prepaid expenses and deposits increased by $357 to $587 at June 30, 2003 compared to a balance of $230 at December 31, 2002 primarily due to prepaid insurances and prepaid Oracle software maintenance costs.

Deferred revenue relates to deposits collected on software and gaming licenses from new licensees not yet live at the end of the month. Deferred revenue remained unchanged at $127 at June 30, 2003 when compared to the balance at December 31, 2002. The deposit relates to the same licensee from December 31, 2003 that has not yet gone live at June 30, 2003.

Working capital deficit at June 30, 2003 improved to $ (3,605) from $ (5,581) at December 31, 2002. The primary reason for improvement in the working capital deficit was the receipt of $1,500 invested by Goodison Park Ltd.

During the quarter ending June 30, 2003, the Company completed the settlement of the previously reported class action lawsuit. The settlement of the class action suit together with the financing of the Oracle software upgrade gave rise to non-cash transactions of $2,052 in the six months to June 30, 2003.

Net cash used in investing activities for the six months ended June 30, 2003 was $78 compared to $670 for the comparable prior year period. In addition, the Company acquired Oracle software to upgrade the Company's gaming platform in order to provide improved quality of service to the licensee base, funded through a financing plan.

Net cash provided by/(used for) financing activities for the year to date ended June 30, 2003 was $170 compared to ($137) in the same period last year. Cash received by financing activities was $1,500 in investment from Goodison Park Ltd in the quarter to 30 June 2003. Repayments of amounts due to Sportingbet PLC of $1,114 were completed in the year to date ended June 30, 2003.

                        WORLD GAMING PLC AND SUBSIDIARIES
                           Consolidated Balance Sheets
                         (In Thousands of U.S. Dollars)


                                     ASSETS


                                                        June 30,   December 31,
                                                          2003         2002
                                                        --------     --------
                                                       (Unaudited)
CURRENT ASSETS

   Cash and cash equivalents .......................    $  2,213     $  1,753
   Reserves and deposits with credit card processors         833          653
   Accounts receivable, net ........................         623        2,810
   Prepaid expenses ................................         587          230
                                                        --------     --------

     Total Current Assets ..........................       4,256        5,446

   Capital Assets, net .............................       2,798        2,931
                                                        --------     --------

     TOTAL ASSETS ..................................    $  7,054     $  8,377
                                                        ========     ========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                      Consolidated Balance Sheets Continued
                         (In Thousands of U.S. Dollars)


                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                        June 30,   December 31,
                                                          2003         2002
                                                        --------     --------
                                                       (Unaudited)
CURRENT LIABILITIES

   Accounts payable and accrued liabilities ........    $  3,612     $  5,198
   Accrual for legal claims ........................           -        1,200
   Funds held on deposit ...........................       1,102        1,593
   Deferred revenue ................................         127          127
   Current portion of loans payable ................       1,201        1,558
   Current portion of capital lease obligation .....       1,819        1,351
                                                        --------     --------

     Total Current Liabilities .....................       7,861       11,027

Loans payable ......................................         900          655
Capital lease obligations, less current maturities .         390          240
                                                        --------     --------

TOTAL LIABILITIES ..................................       9,151       11,922
                                                        --------     --------

STOCKHOLDERS' EQUITY

   Capital stock ...................................      25,842       24,192
   Accumulated deficit .............................     (26,477)     (26,681)
   Accumulated other comprehensive loss ............      (1,462)      (1,056)
                                                        --------     --------

      Total Stockholders' Equity ...................      (2,097)      (3,545)
                                                        --------     --------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...    $  7,054     $  8,377
                                                        ========     ========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                   WORLD GAMING PLC AND SUBSIDIARIES
                                 Consolidated Statements of Operations
                                    (In Thousands of U.S. Dollars)
                                              (Unaudited)
                                           For the Three Months               For the Six Months
                                               Ended June 30,                   Ended June 30,
                                       -----------------------------     -----------------------------
                                           2003             2002             2003             2002
                                       ------------     ------------     ------------     ------------
REVENUE
   Royalties and fees .............    $      2,976     $      2,637     $      7,488     $      6,628
   Licensing ......................               -               18                -              498
   Other ..........................              10                -               35               50
                                       ------------     ------------     ------------     ------------
     Total Revenue ................           2,986            2,655            7,523            7,176

   Cost of sales ..................             332              306              906              910
                                       ------------     ------------     ------------     ------------
     Gross Profit .................           2,654            2,349            6,617            6,266
                                       ------------     ------------     ------------     ------------
OPERATING EXPENSES
   Development, selling, general,
   and administrative .............           2,679            3,505            5,196            7,374
   Provision for bad debts ........               -              862              584            1,150
   Restructuring of operations ....               -              277                -              341
   Depreciation and amortization ..             516              658              964            1,302
   Interest and bank charges ......              16               26               29               51
   Recovery on legal settlements ..            (300)               -             (300)               -
                                       ------------     ------------     ------------     ------------
     Total Operating Expenses .....           2,911            5,328            6,473           10,218
                                       ------------     ------------     ------------     ------------

Net (Loss)/ Profit From Operations             (257)          (2,979)             144           (3,952)
                                       ------------     ------------     ------------     ------------
OTHER INCOME
     Other income .................              21               37               61              105
                                       ------------     ------------     ------------     ------------
     Total Other Income ...........              21               37               61              105
                                       ------------     ------------     ------------     ------------

(Loss)/Profit before income taxes .            (236)          (2,942)             205           (3,847)
Income taxes ......................               -                -                -                -
                                       ------------     ------------     ------------     ------------
NET (LOSS)/PROFIT .................            (236)          (2,942)             205           (3,847)
                                       ------------     ------------     ------------     ------------

OTHER COMPREHENSIVE LOSS
     Foreign currency translation .            (275)            (216)            (406)            (307)
                                       ------------     ------------     ------------     ------------
     Total other comprehensive loss            (275)            (216)            (406)            (307)
                                       ------------     ------------     ------------     ------------

Net Comprehensive Loss ............    $       (511)    $     (3,158)    $       (201)    $     (4,154)
                                       ============     ============     ============     ============

LOSS PER SHARE - Basic ............    $      (0.01)    $      (0.09)    $      (0.01)    $      (0.11)
                                       ============     ============     ============     ============
               - Fully Diluted ....    $      (0.01)    $      (0.09)    $      (0.01)    $      (0.11)
                                       ============     ============     ============     ============
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING - Basic .......      37,090,681       34,193,181       37,090,681       34,193,181
                                       ============     ============     ============     ============
                    - Fully Diluted      37,090,681       34,193,181       37,090,681       34,193,181
                                       ============     ============     ============     ============

                            The accompanying notes are an integral part of
                               these consolidated financial statements.

                                                  8

                           WORLD GAMING PLC AND SUBSIDIARIES
                         Consolidated Statements of Cash Flows
                             (In Thousands of U.S. Dollars)
                                      (Unaudited)
                                                                    For the Six Months
                                                                       Ended June 30,
                                                                    -------------------
                                                                      2003        2002
                                                                    -------     -------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net profit/(loss) ...........................................    $   205     $(3,847)
   Adjustment to reconcile net loss to net
    cash used by operating activities:
     Depreciation and amortization .............................        964       1,302
     Option based compensation expense .........................          -         168
   Changes in operating assets and liabilities:
     (Increase) decrease in reserves with credit card processors       (179)      1,286
     Decrease in accounts receivable and employee advances .....      2,187         583
     (Increase) in prepaid expenses and deposits ...............       (176)       (233)
     (Increase) decrease in other assets .......................          -        (173)
     Increase (decrease) in accounts payable and accrued
      liabilities ..............................................     (1,586)        783
     Increase (decrease) in accrual for legal claims ...........       (150)          -
     Increase (decrease) in funds held on deposit ..............       (491)       (921)
     Increase (decrease) in deferred revenue ...................          -          21
                                                                    -------     -------

       Net Cash Provided by/(Used for) Operating Activities ....        774      (1,031)
                                                                    -------     -------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of property and equipment ..........................        (78)       (670)
                                                                    -------     -------

       Net Cash (Used For) Investing Activities ................        (78)       (670)
                                                                    -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common shares ......................................        600           -
New loan receipts ..............................................      1,002           -
Net Repayment of loans payable .................................     (1,114)          -
Principal payments on capital lease obligations ................       (318)       (137)
                                                                    -------     -------

     Net Cash Provided by (Used for) Financing Activities ......        170        (137)
                                                                    -------     -------

     Effects of exchange rate on cash ..........................    $  (406)    $  (307)
                                                                    -------     -------

                     The accompanying notes are an integral part of
                        these consolidated financial statements.

                                           9

                           WORLD GAMING PLC AND SUBSIDIARIES
                    Consolidated Statements of Cash Flows Continued
                             (In Thousands of U.S. Dollars)
                                      (Unaudited)
                                                                    For the Six Months
                                                                       Ended June 30,
                                                                    -------------------
                                                                      2003        2002
                                                                    -------     -------
INCREASE/(DECREASE)
 IN CASH .......................................................    $   460     $(2,145)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD ...............      1,753       2,206
                                                                    -------     -------

CASH AND CASH EQUIVALENTS AT END OF PERIOD .....................    $ 2,213     $    61
                                                                    =======     =======



                     SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION

CASH PAID DURING THE PERIOD FOR

 Interest ......................................................    $    29     $    30
 Income taxes ..................................................    $     -     $     -


Other non-cash transactions:

Issue of shares in settlement of class action suit .............    $ 1,050     $     -
Capital assets acquired under financing plan ...................    $ 1,002     $     -


                     The accompanying notes are an integral part of
                        these consolidated financial statements.

                                           10

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                  (Dollars in Thousands, except per share data)

NOTE 1 - ACCOUNTING POLICIES

         The consolidated financial statement at June 30, 2003 and 2002 and for the three and six months ended June 30, 2003 and 2002 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which in the opinion of management, are necessary to state fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States of America. The financial amounts presented in the notes are in U.S. dollars unless the currency has been otherwise indicated.

NOTE 2 - UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

         The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting. Accordingly, certain information and footnote disclosures normally included in financial statements prepared under accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such regulations. These consolidated financial statements for the three and six months ended June 30, 2003 should be read in conjunction with the Company's annual report on Form 20-F for the fiscal year ended December 31, 2002. The results of operations for the three and six months ended June 30, 2003, may not be indicative of the results that may be expected for the year ending December 31, 2003 because the royalties and fees are based on gaming activity in each of our offerings some of which have major seasonal fluctuations.

NOTE 3 - INCOME TAXES

         No income taxes arise as no taxation charges are levied in the main operating territory and elsewhere there are losses brought forward from previous periods.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                  (Dollars in Thousands, except per share data)

NOTE 4 - STOCK OPTIONS

         On March 12, 1998, the Board of Directors approved a stock option plan, which authorized the issuance of 3,000,000 options to employees of the Company and its subsidiaries at an exercise price of $0.74. The options expire on January 1, 2008. On December 31, 1998, the Board of Directors authorized the issuance of up to 4,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date. On December 23, 1999, the Board of Directors authorized the issuance of up to 5,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date. Options issued to employees generally vest straight-line on a monthly basis over two years while options issued to directors vest one-half immediately and one-half after one year. Options expire ten years after the date granted.

         A summary of the Company's stock option activity and related information follows:

                                   Six months ended           Year ended
                                    June 30, 2003          December 31, 2002
                                 --------------------     --------------------

Beginning of period .........     6,942,219    $ 1.49     11,794,862    $ 1.98
Granted .....................     3,900,000      0.16        675,000      0.89
Exercised ...................             -         -              -        -
Forfeited and adjusted ......    (3,252,496)    (1.33)    (5,527,643)    (2.46)
                                 ----------    ------     ----------     -----

End of period ...............     7,589,723    $ 0.85      6,942,219    $ 1.49
                                  =========    ======      =========    ======


         At June 30, 2003 options outstanding were as follows:

                               Options Outstanding                      Options Exercisable
                      -------------------------------------    -------------------------------------
                                    Weighted                                 Weighted
                                     Average       Weighted                   Average       Weighted
                                    Remaining      Average                   Remaining       Average
 Range of Exercise    Number of    Contractual     Exercise    Number of    Contractual     Exercise
      Prices           Options     Life (Years)     Price       Options     Life (Years)      Price
 -----------------    ---------    ------------    --------    ---------    ------------    --------
 $0.14 - $1.00        5,491,122         7.0         $ 0.22     1,508,948        3.9          $ 0.31
 $1.01 - $1.50          364,803         3.1         $ 1.41       312,635        3.3          $ 1.44
 $1.51 - $2.50          938,386         1.8         $ 2.21       938,386        1.8          $ 2.21
 $2.51 - $5.99          776,912         5.5         $ 3.23       766,038        5.5          $ 3.23
 $6.00 - $11.00          18,500         5.2         $ 8.01        18,500        5.2          $ 8.01
 $11.01 - $23.06              -          -               -             -         -                -
 -----------------    ---------    ------------    --------    ---------    ------------    --------

 $0.14 - $23.06       7,589,723         6.01        $ 0.85     3,544,507        3.64         $ 1.58
 =================    =========    ============    ========    =========    ============    ========

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                  (Dollars in Thousands, except per share data)

NOTE 5 - COMMITMENTS AND CONTINGENCIES

         The Company has employment contracts with its three principal officers. The salary and bonus compensation resulting from these contracts are as follows:

                                                          POTENTIAL BONUS
         NAME AND PRINCIPAL     TERM OF THE    BASE       (AS A PERCENTAGE
         POSITION               CONTRACT       SALARY     OF BASE SALARY)
         -------------------    -----------    -------    ----------------
         A. Daniel Moran,         ongoing       $189         Up to 50%
         Director & CEO
         -------------------    -----------    -------    ----------------
         David Fleming, CTO       ongoing      CAN$180       Up to 30%
         -------------------    -----------    -------    ----------------
         Mark Thompson,           ongoing       $120         Up to 75%
         Operations Director
         -------------------    -----------    -------    ----------------

         James H. Grossman was appointed as a director and Chairman of the Board since April 11, 2003. His annual compensation for such service and up to five hours a month of legal services is (pound) 50, plus up to US $2 per month for certain additional legal services.

         The Company entered into an employment agreement with its new CEO, Mr. Daniel Moran, in April 2003, providing for annual base compensation of $189 with an annual housing allowance of $25 in addition to other normal executive employment benefits.

         David Fleming's employment began September 10, 2001 and he has an annual salary of CAN$180. He has been granted options of 100,000 which have an exercise price of $0.88 of which 58,333 have vested. In addition, the board on June 4, 2003, issued stock options of 500,000 exercisable at $ 0.14 all of which options will vest only on April 11, 2005.

         Mr. Thompson was appointed to the position of Operations Director and Managing Director of Starnet Systems on December 1, 2002 on a salary of $120 with an annual housing allowance of $30 and certain other additional benefits. He has been granted options of 110,000 of which 30,000 have an exercise price of $1.47 and 80,000 at $0.47. All of Mr. Thompson's option grants have been vested at the agreed exercise prices. In addition, the Board on July 1, 2003 issued options to purchase 200,000 ordinary shares of the Company all of which options will vest only on July 1, 2005.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                  (Dollars in Thousands, except per share data)

NOTE 5 - COMMITMENTS AND CONTINGENCIES - Continued

         On April 9, 2003, Starnet Systems served notice to Sinsational Intertainment ("Sinsational"), a former licensee of the Company regarding its outstanding account in the amount of $268 indicating the Company would terminate the agreement if the long overdue account was not made current. On April 15, 2003, Sinsational filed a statement of claim in the courts of Antigua and Barbuda against the Company for an amount of $6,637. The Company counterclaimed for the outstanding amount due. On April 16, 2003, Sinsational acknowledged in writing the termination of its agreement with the Company. On April 16, 2003, Sinsational commenced an action against the Company and obtained an injunction preventing Starnet Systems from terminating the hosting services provided by the Company. On May 12, 2003, at the request of the Company, the court removed the injunction. On May 15, 2003 Sinsational requested that Starnet Systems cease providing services to its website. On May 23, 2003 Sinsational filed an amended statement of claim increasing the amount claimed to $30,870 alleging, among other things, breach of contract and permanent loss of shareholder value. On June 19, 2003, Sinsational obtained a new injunction preventing the Company from dealing with Sinsational's customer data. In June 2003, Sinsational applied to the International Court of Arbitration and further amended their claim to $36,442. The Company believes that the claim for damages is substantially without merit but there can be no assurances that the outcome would be in favor of the Company.

         In May 2003, the Company entered into a License and Services Agreement with Oracle. The total value of the agreement is CAN $1,358 inclusive of technical support. Monthly installments are due over the term of the agreement with the last instalment due on December 30, 2004. If at any time the Company wishes to terminate this agreement prior to December 30, 2004, the entire balance outstanding at the date of termination becomes payable within 30 days. The Company is also committed to subsequent annual technical support costs of CAN $ 245 per annum whilst the license is in operation.

NOTE 6 - SUBSEQUENT EVENTS

         In June 2003, David Naismith was selected by the Board to be a member of the Board of Directors and to the position of Chief Financial Officer effective August 1, 2003 at an annual salary of $156, an annual housing allowance of $25, in addition to other normal executive employment benefits.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                  (Dollars in Thousands, except per share data)

NOTE 7 - GOING CONCERN

         The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has accumulated significant losses and has negative working capital, a deficit in stockholders' equity and significant litigation. All of these items raise significant doubt about its ability to continue as a going concern.

         Subsequent to December 31, 2002 the Company has taken significant steps to deal with these concerns as follows:

            1. It has implemented measures to greatly reduce operating costs.
               Among these measures are efforts to eliminate non-value-added expenses through the consolidation of operations at one primary location and a significant reduction in the Company's work force.

            2. It is now focused primarily on supporting its existing client base with improved services and product offerings currently being developed.

            3. It has obtained further finance for its investments in
               infrastructure and working capital.

            4. It has taken steps to reduce its legal exposure through reaching considered settlements on several material business threatening legal matters.

         The management are of the view that sufficient resources and appropriate controls are now in place to allow the business strategies to be developed with a view to returning the Company to profitability and that there is a reasonable expectation that the Company will be able to continue in business for the foreseeable future.